David Peinsipp T: (415) 693 2177 dpeinsipp@cooley.com

August 30, 2024
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Brittany Ebbertt
Kathleen Collins
Re:    WM Technology, Inc.
Form 10-K for the Year Ended December 31, 2023
File No. 001-39021
Ladies and Gentlemen:
On behalf of WM Technology, Inc. (the “Company”), the following information is submitted in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 21, 2024 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 10-K, as filed with the Commission on May 24, 2024 (the “Form 10-K”). Concurrently with the submission of this response letter, the Company is submitting an Amendment to the Form 10-K (the “Form 10-K/A”) with the Commission.
For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the respective comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Form 10-K/A.
Form 10-K for the year ended December 31, 2023
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Estimates
Goodwill and Intangible Assets, page 63
1.    We note you perform your annual impairment test on December 31, and that as of both December 31, 2023, and 2022 your market capitalization was below book value. Please tell us the percentage by which the estimated fair value of goodwill exceeded the carrying value as of your most recent impairment test. If goodwill is at risk of impairment, disclose the amount (or percentage) by which the fair value exceeded the carrying value and describe any potential events and/or changes in circumstances that would reasonably be expected to negatively affect any key assumptions. If you determined that
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U.S. Securities and Exchange Commission August 30, 2024 Page 2

the fair value substantially exceeded the carrying value, please revise to disclose that fact. Refer to Item 303(b)(3) of Regulation S-K.
Response:
The Company respectfully acknowledges the Staff’s comment and directs the Staff to its calculation of the Company’s market capitalization as of December 31, 2022 and December 31, 2023. The Company is structured as an “up-C” with two classes of Common Stock: (i) Class A Common Stock and (ii) Class V Common Stock, which, together with a corresponding Class A unit of WM Holding Company LLC are exchangeable into a share of Class A Common Stock. Due to the Company’s “up-C” structure, the Company calculates its market capitalization by multiplying (i) the total number of shares of Class A Common Stock and shares of Class V Common Stock by (ii) the closing market price of the Company’s Class A Common Stock. As of December 31, 2022, there were 92,062,468 outstanding shares of Class A Common Stock and 55,486,361 outstanding shares of Class V Common Stock, equaling a total of 147,548,829 outstanding shares of Common Stock. The closing market price for the Company’s Class A Common Stock on December 30, 2022 was $1.01, and the Company’s market capitalization was $149.0 million, or $34.2 million above book value. As of December 31, 2023, there were 94,383,053 outstanding shares of Class A Common Stock and 55,486,361 outstanding shares of Class V Common Stock, equaling a total of 149,869,414 outstanding shares of Common Stock. The closing market price for the Company’s Class A Common Stock on December 29, 2023 was $0.72, and the Company’s market capitalization was $107.9 million, or $4.7 million above book value.
For the year ended December 31, 2023, the Company performed Step 0, a qualitative analysis including various factors, such as macroeconomic and microeconomic factors affecting the industry in which the Company operates and the decline in stock price, and then proceeded to perform Step 1, a quantitative assessment to test goodwill for impairment. As part of the Company’s annual goodwill impairment assessment as of December 31, 2023, the Company utilized a third-party valuation specialist to assist it with estimating the fair value of the reporting unit under the income approach. The fair value of the reporting unit is estimated using a discounted cash flow valuation which incorporates assumptions regarding long-term growth rates, revenue and earnings projections, estimation of cash flows, discount rates and other factors.
The Company respectfully advises the Staff that the result of the annual assessment as of December 31, 2023 indicated that the fair value exceeded the carrying value by approximately 18%, and as a result, no impairment existed as of the annual assessment date of December 31, 2023. We believe 18% to be substantially above the carrying value. The Company further advises the Staff that the potential events and/or changes in circumstances that would reasonably be expected to negatively affect any key assumptions are: Although we believe our estimates of fair value are reasonable, the determination of certain valuation inputs is subject to management’s judgment. Changes
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U.S. Securities and Exchange Commission August 30, 2024 Page 3

in these inputs could materially affect the results of our impairment review. If our forecasts of cash flows or other key inputs noted above are negatively revised in the future, the estimated fair value of the reporting unit would be adversely impacted, potentially leading to an impairment in the future that could materially affect our operating results.
In future filings, the Company will enhance its disclosure to provide a more comprehensive analysis of goodwill and intangible assets, to include, among other matters, the additional information described above.
Item 9A. Controls and Procedures
Management's Report on Internal Control Over Financial Reporting, page 66
2.    Please amend your Form 10-K to include a statement that specifically asserts whether management determined that your internal controls over financial reporting were effective or ineffective as of December 31, 2023. Refer to Item 308(a)(3) of Regulation S-K.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Form 10-K/A. The Company is filing the Form 10-K/A solely to amend and restate Part II, Item 9A in its entirety of the Form 10-K to disclose in its management report on internal controls over financial reporting, management’s conclusion that the Company’s internal controls over financial reporting was not effective as of December 31, 2023.

Please contact me at (415) 693-2177 with any questions or further comments regarding our responses to the Staff’s comments.
Sincerely,
/s/ David Peinsipp
David Peinsipp
cc:     Susan Echard, WM Technology, Inc.
Brian Camire, WM Technology, Inc.
Kristin VanderPas, Cooley LLP
Peter Byrne, Cooley LLP
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